UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Surgery Partners, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
86881A 100
(CUSIP Number)
December 31, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[x]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 86881A 100

1	Name of Reporting Person: H.I.G. Surgery Centers, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
12		TYPE OF REPORTING PERSON OO

Cusip No. 86881A 100

1	Name of Reporting Person: H.I.G.-GPII, Inc. I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
12		TYPE OF REPORTING PERSON CO

Cuspid No. 86881A 100

1	Names of Reporting Person: Sami W. Mnaymneh I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
12		TYPE OF REPORTING PERSON IN

Cusip No. 86881A 100

1	Names of Reporting Person: Anthony A. Tamer I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
12		TYPE OF REPORTING PERSON IN

Cusip No. 86881A 100

Amendment No. 1 to Schedule 13G (Final Amendment)

This Amendment No. 1 to Schedule 13G relates to the common stock, par value $0.01 per share (the "Common Stock"), of Surgery Partners, Inc., a Delaware corporation (the "Issuer"), and amends the initial statement on Schedule 13G filed by H.I.G. Surgery Centers, LLC, H.I.G.-GPII, Inc., Sami W. Mnaymneh and Anthony A. Tamer  (each, a "Reporting Person" and together, the "Reporting Persons") on February 2, 2016 (the "Initial Statement" and, as further amended by this Amendment No. 1, filed January 5, 2018, the "Schedule 13G").  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Item 1(b) of the Initial Statement is hereby amended and restated as follows: 310 Seven Springs Way, Suite 500 Brentwood, Tennessee 37027
Item 4
Ownership:

Item 4 of the Initial Statement is hereby amended and restated as follows:

(a) – (c): The information requested hereunder is incorporated by reference to the cover pages to this Amendment No. 1 to Schedule 13G.

Item 5
Ownership of Five Percent or Less of a Class:

 Item 5 of the Initial Statement is hereby amended and restated as follows:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 86881A 100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2018

H.I.G. SURGERY CENTERS, LLC
By:	By: H.I.G.-GPII, Inc., its manager
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Vice President and General Counsel
H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Vice President and General Counsel
SAMI W. MNAYMNEH
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Attorney-in-Fact
ANTHONY A. TAMER
By:	/s/ Richard H. Siegel
Name: Title:	Richard H. Siegel Attorney-in-Fact